RECEIVED
2007 OCT 31 A 5:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

25. October 2007
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

07027652

SUPPL

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 19 /2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encl.

PROCESSED
NOV 02 2007
THOMSON
FINANCIAL

Stock Exchange Announcement No. 19/2007
Humlebæk, 25 October 2007

2006/07 Financial Statements and Annual General Meeting

For your information, the Annual General Meeting of Coloplast A/S will be held on Tuesday, 18 December 2007 at 16.00 at the company's Aage Louis-Hansen conference facilities in Humlebæk at the 3, Holtedam address.

As indicated in the Coloplast Annual Report 2005/06 we confirm that the Financial Statements of Coloplast A/S for the full financial year 2006/07 will be issued on Tuesday, 20 November 2007. At the same time the electronic version of the Annual Report will be available at the company's website www.coloplast.com.

Invitation convening the General Meeting will be sent to the shareholders on Wednesday, 5 December 2007. The printed version of the Annual Report will also be available on this date.

Sten Scheibye
President, CEO

Further information

Investors and financial analysts

Peter Høgsted
Head of Investor Relations
Tel. +45 4911 1301
E-mail: dkptrh@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media Relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This information is available in a Danish and an English version. In case of discrepancies, the Danish version will prevail.

END